1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 4, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE
2012 FIRST EXTRAORDINARY GENERAL MEETING
AND
2012 FIRST H SHAREHOLERS CLASS MEETING

At the 2012 First Extraordinary General Meeting and 2012 First H Shareholders Class Meeting held on 4 May 2012, all resolutions set out in the Notice of the 2012 First Extraordinary General Meeting, and the Notice of the 2012 First H Shareholders Class Meeting both dated 20 March 2012 were duly passed.

References are made to the notice of the 2012 First Extraordinary General Meeting (the "EGM"), and notice of the 2012 First H Shareholders Class Meeting ("H Shareholders Class Meeting") of Aluminum Corporation of China Limited (the "Company") both dated 20 March 2012 (the "Notices") and the circular dated 20 March 2012 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

I.	PARTICULARS OF THE MEETINGS

1.	Time of the meetings:

(1)	Time of on-site meeting of the EGM: at 9:00 a.m. on 4 May 2012.

(2)	Time of on-site meeting of the H Shareholders Class Meeting: at 9:45 a.m. on 4 May 2012.

2.	Time of network voting for the EGM: from 9:30 a.m. to 11:30 a.m. and from 1:00 p.m. to 3:00 p.m. on 4 May 2012.

3.	Venue of on-site meeting: the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

4.	Way of convening the meeting: both on-site voting and network voting were adopted for the EGM and on-site voting was adopted for the H Shareholders Class Meeting.

5.	Convenor of the meetings: the board of directors of the Company (the "Board").

6.	Chairman of the meetings: Mr. Xiong Weiping.

7.	The meetings were held in compliance with the PRC Company Law and the Articles of Association of the Company (the "Articles").

II.	ATTENDANCE OF THE MEETINGS

1.	The EGM

As at the date of the EGM, the Company has 13,524,487,892 shares in issue. In respect of all the resolutions set out in the Notice of EGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions through on-site voting or network voting at the meeting was 13,524,487,892 Shares; there was no Share entitling the holders to attend and vote only against all the resolutions at the meeting. 12 Shareholders and proxies attended the on-site meeting, representing 7,641,975,981 A Shares, 1,451,890,524 H Shares; 77 holders of A Shares attended network voting, representing 4,510,542 Shares, accounting for 56.50%, 10.74% and 0.03% of the total number of issued shares of the Company respectively as at the date of the EGM.

2.	The H Shareholders Class Meeting

As at the date of the H Shareholders Class Meeting, the Company has 3,943,965,968 H Shares in issue. In respect of the resolutions set out in the notice of H Shareholders Class Meeting, the total number of H Shares entitling the holders to attend and vote for or against all the resolutions at the meeting was 3,943,965,968 H Shares; there was no H Shares entitling the holders to attend and vote only against all the resolutions at the meeting. H Shareholders who attended the meeting in person or by proxy represented 1,450,235,775 H Shares, representing 36.77% of the total number of issued H shares of the Company as at the date of the H Shareholder Class Meeting.

III.	RESOLUTIONS CONSIDERED

All of the following resolutions were considered and passed by way of voting by poll at the meetings:

(I)	EGM

Note 1:

Pursuant to Article 79 of the articles of association of the Company, any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution.

(II)	H Shareholders Class Meeting

Note 1:

Pursuant to Article 79 of the articles of association of the Company, any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution.

IV.	LAWYER AS WITNESS

The meetings were witnessed by a lawyer from Jincheng Tongda & Neal ("JT&N"), Beijing, the PRC legal adviser of the Company, who issued a legal opinion on the meetings, pursuant to which JT&N was of the view that the convening of and the procedures for holding the meetings, the voting procedures adopted, qualification of the convenor and the eligibility of Shareholders (or their authorized proxies) who attended the meetings were in compliance with the relevant requirements of relevant laws and the articles of association of the Company and that the voting results of the meetings were valid.

V.	SCRUTINEER

Hong Kong Registrars Limited, the H Share Registrar and transfer office of the Company acted as the scrutineer of the EGM and the H Shareholders Class Meeting for the purpose of vote-taking.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
4 May 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youging (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary